Turchetti's Salumeria LLC
(the "Company")
an Indianapolis Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Turchetti's Salumeria LLC Management

We have reviewed the accompanying financial statements of Turchetti's Salumeria LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
August 21, 2025

TURCHETTI'S SALUMERIA LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	2,280	42,055
Accounts Receivable		15,356	3,388
Other Current Assets		5,018	2,800
Inventory		65,000	44,000
Total Current Assets	$	87,654	92,243
Non-Current Assets:			
Right of use assets - net		619,846	121,338
Intangible Assets - net	$	50,000	50,000
Total Non-Current Assets		669,846	171,338
TOTAL ASSETS	$	757,500	263,581
LIABILITIES AND EQUITY			
Current Liabilities:			
Other current liabilities	$	95,717	36,430
Lease liabilities - current		75,473	94,180
Total Current Liabilities		171,190	130,610
Non-Current Liabilities:			
Loans payable	$	651,842	665,882
Lease liabilities - non-current		527,709	30,133
Total Non-Current Liabilities		1,179,551	696,015
TOTAL LIABILITIES	$	1,350,741	826,625
EQUITY			
Member's Contribution	$	214,464	211,964
Accumulated Deficit		(807,705)	(775,008)
TOTAL EQUITY		(593,241)	(563,044)
TOTAL LIABILITIES AND EQUITY	$	757,500	263,581

See Accompanying Notes to these Unaudited Financial Statements

TURCHETTI'S SALUMERIA LLC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	644,162	875,142
Cost of Goods Sold		(310,996)	(320,654)
Gross Profit	$	333,166	554,488
Operating Expenses			
General and Administrative	$	88,504	153,116
Advertising and Marketing		1,698	6,389
Lease expense		111,223	88,803
Payroll		93,223	154,988
Total Operating Expenses		**294,649**	**403,296**
Total Income from Operations	$	**38,517**	**151,192**
Other (Expense)			
Other income	$	54,652	-
Interest Expense		(77,673)	(28,201)
Total Other Income (Expense)		**(23,021)**	**(28,201)**
Net Income	$	**15,496**	**122,991**

See Accompanying Notes to these Unaudited Financial Statements

TURCHETTI'S SALUMERIA LLC
STATEMENT OF MEMBER'S EQUITY

	Member's Capital			
	# units	$ Amount	Accumulated Deficit	Total Member's Equity
Beginning balance at 1/1/23	2,500	501,304	(891,088)	(389,784)
Prior period adjustment	-	-	137,778	137,778
Member's distribution	-	-	(144,689)	(144,689)
Reclassification	-	(289,340)	-	(289,340)
Net income	-	-	122,991	122,991
Ending balance at 12/31/23	2,500	211,964	(775,008)	(563,045)
Prior period adjustment	-	-	(6,043)	(6,043)
Member's contribution	-	2,500	-	2,500
Member's distribution	-	-	(42,150)	(42,150)
Net income	-	-	15,496	15,496
Ending balance at 12/31/24	2,500	214,464	(807,705)	(593,241)

See Accompanying Notes to these Unaudited Financial Statements

TURCHETTI'S SALUMERIA LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income	$	15,496	122,991
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		(6,043)	137,778
Accounts receivable		(11,968)	(2,810)
Other current assets		(2,218)	162,784
Inventory		(21,000)	(40,000)
Other current liabilities		59,286	55,630
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		18,057	313,382
Net Cash provided by Operating Activities	$	33,553	436,373
INVESTING ACTIVITIES			
Right-of-use asset-net	$	(498,508)	(121,338)
Net Cash used in Investing Activities		(498,508)	(121,338)
FINANCING ACTIVITIES			
Lease liabilities - current		(18,707)	94,180
Lease liabilities - non current		497,576	30,133
Loans payable	$	(14,040)	13,416
Member's contribution		2,500	(289,340)
Member's distribution		(42,150)	(144,689)
Net Cash provided by (used in) Financing Activities	$	425,180	(296,299)
Cash at the beginning of period		42,055	23,319
Net Cash (decrease)increase for period	$	(39,775)	18,736
Cash at end of period	$	2,280	42,055

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Turchetti's Salumeria LLC ("the Company") was formed in Indiana on February 9th, 2017. The Company produces premium deli meats and shelf-stable salami, generating revenue through wholesale distribution, private label production, and co-packing services. The Company's Headquarter is in Indianapolis, Indiana. The Company's customers are located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company is in a net liability position. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Turchetti's Salumeria LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $42,055 and $2,280 in cash as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Turchetti's Salumeria LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Description	2024	2023
Accounts Receivable	15,356	3,388
Less: Allowance for Doubtful Accounts	-	-
Totals	**15,356**	**3,388**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2024 consisted of the finished goods $44,000 and $65,000, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through three primary streams: private label/co-packing arrangements, wholesale sales of its branded products to retailers and restaurants, and sales to regional and national distributors.

Private Label and Co-Packing
The Company earns revenue by producing salami, deli meats, and cooked products for client-owned brands under private label or co-packing agreements. The Company's performance obligation is to fulfill customer orders and ship finished goods, with revenue recognized upon shipment or delivery. Customers are generally required to remit a 50% deposit to secure the order, with the remaining balance due at the start of production or prior to product release. As a result, the Company records deferred revenue when deposits are received in advance of production. The typical production cycle, including curing and scheduling, ranges from 30 to 60 days, after which the performance obligation is satisfied.

Wholesale Sales – Direct to Retailers and Restaurants
The Company also sells Turchetti's branded products directly to grocery stores, butcher shops, and restaurants. The Company's performance obligation is to deliver finished products, with revenue recognized upon shipment or delivery. Payment terms vary from cash on delivery (COD) to net 15. For accounts that prepay, shipments

Turchetti's Salumeria LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

typically occur the same day or the next business day upon receipt of payment. The Company records deferred revenue for prepaid sales until the related performance obligation has been fulfilled.

Sales to Distributors

The Company sells large volumes of its branded products to regional and national distributors for resale to retailers, grocers, and foodservice clients. The Company's performance obligation is to fulfill these bulk purchase orders and to coordinate delivery or shipment. Revenue is recognized at shipment or delivery, net of any estimated returns or allowances. Distributors generally purchase products under credit terms that range from net 10 to net 30, and accordingly, the Company records accounts receivable for amounts due.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

_____

NOTE 5 – LIABILITIES AND DEBT

Notes - In 2023 and 2024, the Company entered into various notes. The outstanding balances of these notes were $665,882 and $651,842 as of December 31, 2023 and 2024, respectively. Further details are provided below.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable - Huntington	50,000	10%	2028	-	50,000	50,000	-	-	48,500	48,500	-
Note Payable - Bankable	6,787	8.50%	2025	6,787	-	6,787	-	10,883	6,787	17,670	-
Note Payable - IOU Financial	117,161	Fixed	2025	117,161	-	117,161	-	-	64,307	64,307	-
Note Payable - Shopify	-	-	-	-	-	-	-	4,149	-	4,149	-
Note Payable - Stripe	-	-	-	-	-	-	-	3,880	-	3,880	-
Note Payable - Toast	27,893	8.80%	2025	27,893	-	27,893	-	58,549	-	58,549	-
Notes Payable - National Funding	-	-	-	-	-		-	18,827	-	18,827	-
SBA EIDL LOAN	-	3.75%	2050	-	450,000	450,000	29,417	-	450,000	450,000	-
Total				151,842	500,000	651,842	29,417	96,288	569,594	665,882	-

Debt Principal Maturities 5 Years Subsequent to 2024	
Year	Amount
2023	-
2024	-
2025	151,841
2026	-
2027	-
Thereafter	450,000

NOTE 6 – EQUITY

The Company is organized as a limited liability company (LLC) and has a total of 2,500 membership units. As of December 31, 2023 and 2024, all 2,500 units were issued and outstanding.

_____

Ownership: All membership units are held by a single member, George Turkette, who is the sole owner of the Company.

Capital Contributions: Member contributions totaled $211,964 and $214,464 as of December 31, 2023 and 2024, respectively. Contributions are recorded as increases to members' equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.